Exhibit 21

The following are the Company’s wholly-owned subsidiaries:

	Jurisdiction of Incorporation	Name under which it Conducts of Conducted Business
CareEvolve.com, Inc.	New Jersey	CareEvolve
GeneDX, Inc.	New Jersey	GeneDx
BRLI-GENPATH Diagnostics, Inc.	New Jersey	BRLI-GENPATH Diagnostics, Inc.
Genome Diagnostics, Ltd.	Canada	Genome Diagnostics, Ltd.
Florida Clinical Laboratory, Inc.	Florida	Florida Clinical Laboratory, Inc.
Meridian Clinical Laboratory Corporation	Florida	Meridian Clinical Laboratory Corporation